FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 333-116770

RIVERSIDE FOREST PRODUCTS LIMITED

(Registrant’s name)

3203 – 30th Avenue, Vernon, British Columbia, V1T 6M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

DOCUMENT INDEX

Document		Page No.

1.	Press Release dated February 24, 2005	3

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RIVERSIDE FOREST PRODUCTS LIMITED NEWS RELEASE

For Immediate Release Thursday, February 24, 2005

RIVERSIDE FOREST PRODUCTS LIMITED ANNOUNCES TENDER OFFER FOR ITS 7 7/8% SENIOR NOTES DUE MARCH 1, 2014

Kelowna, Canada – February 24, 2005 – Riverside Forest Products Limited today announced that it has commenced an offer to purchase for cash all of its outstanding 7 7/8% Senior Notes due March 1, 2014 (the “Notes”). The aggregate principal amount of Notes outstanding is US$97,500,000. Riverside is also soliciting consents from the holders of the Notes to approve certain amendments to the indenture under which the Notes were issued, which amendments will eliminate substantially all of the covenants contained in the indenture and certain events of default. The tender offer is subject to various conditions, including the receipt of consents necessary to approve the amendments to the indenture governing the Notes.

The tender offers will expire at 5:00 p.m., New York City time, on March 23, 2005, unless extended or earlier terminated by Riverside. The total consideration to be paid to holders that tender their Notes and deliver their consents prior to 5:00 p.m., New York City time, on March 8, 2005, will be equal to US$1,170.19 per US$1,000 principal amount of Notes, which includes a consent payment of US$20.00 per US$1,000 principal amount of Notes. Holders that tender their Notes after 5:00 p.m. on March 8, 2005, and prior to the expiration of the tender offer will receive US$1,150.19 per US$1,000 principal amount of Notes.

Notes purchased pursuant to the tender offer will be paid for as follows:

•	Notes tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on March 8, 2005 will be paid for on, or on a date promptly following, the date on which Riverside has received the unrevoked consent of the holders of a majority of the Notes to the proposed amendments to the indenture, and the other industry standard conditions to the offer are satisfied; and

•	Notes tendered and not validly withdrawn after 5:00 p.m., New York City time, on March 8, 2005 but prior to 5:00 p.m., New York City time, on March 23, 2005 will be paid for on, or on a date promptly following, March 23, 2005.

Information regarding the pricing, tender and delivery procedures and conditions of the tender offers and consent solicitations is contained in the Offer to Purchase and Consent Solicitation Statement dated February 23, 2005. Copies of the Offer to Purchase and Consent Solicitation Statement can be obtained by contacting Global Bondholder Services Corporation, the information agent, at (866) 873-6300 (toll free). RBC Capital Markets is the exclusive dealer manager and solicitation agent. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting RBC Capital Markets at 1-800-370-9558 (toll free) or (212) 703-2200.

For further information, contact Trevor Jahnig, Chief Financial Officer, Riverside Forest Products Limited, (250) 545-4411.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED

Date:	February 24, 2005	By:	/s/ John E. Thorlakson

(Signature)

John E. Thorlakson, Vice President

(Name and Title of Signing Officer)

By:	/s/ Trevor Jahnig

(Signature)

Trevor Jahnig, Chief Financial Officer

(Name and Title of Signing Officer)

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